Filed by Occidental Petroleum Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968
 First Quarter 2019Earnings Conference Call  Occidental Petroleum Corporation May 6, 2019

Cautionary Statements Forward-Looking StatementsAny statements in this presentation about Occidental Petroleum Corporation’s (“Occidental”) expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction between Occidental and Anadarko Petroleum Corporation (“Anadarko”) or the proposed transaction between Occidental and Total S.A. (“Total”), benefits and synergies of the proposed transactions and future opportunities for the combined company and products and securities, that are not historical facts are forward-looking statements. These statements are typically identified by words such as “estimate,” “project,” “predict,” “will,” “would,” “should,” “could,” “may,” “might,” “anticipate,” “plan,” “intend,” “believe,” “expect,” “aim,” “goal,” “target,” “objective,” “likely” or similar expressions that convey the prospective nature of events or outcomes. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance. Factors that could cause actual results to differ include, but are not limited to: global commodity pricing fluctuations; changes in supply and demand for Occidental’s products; higher-than-expected costs; the regulatory approval environment; not successfully completing, or any material delay of, field developments, expansion projects, capital expenditures, efficiency projects, acquisitions or dispositions; technological developments; uncertainties about the estimated quantities of oil and natural gas reserves; lower-than-expected production from operations, development projects or acquisitions; exploration risks; general economic slowdowns domestically or internationally; political conditions and events; liability under environmental regulations including remedial actions; litigation; disruption or interruption of production or manufacturing or facility damage due to accidents, chemical releases, labor unrest, weather, natural disasters, cyber-attacks or insurgent activity; and failures in risk management. Such factors also include the ultimate outcome of any possible transaction between Occidental and Anadarko, including the possibility that Anadarko will reject the proposed transaction with Occidental or that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether Anadarko will cooperate with Occidental regarding the proposed transaction; Occidental’s ability to consummate the proposed transaction with Anadarko or the proposed transactions with Total; the conditions to the completion of the proposed transactions, including the receipt of Anadarko stockholder approval for the proposed transaction between Occidental and Anadarko; that the regulatory approvals required for the proposed transactions may not be obtained on the terms expected or on the anticipated schedule or at all; Occidental’s ability to finance the proposed transaction with Anadarko, including completion of any contemplated equity investment; Occidental’s indebtedness, including the substantial indebtedness Occidental expects to incur in connection with the proposed transaction with Anadarko and the need to generate sufficient cash flows to service and repay such debt; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions contemplated by the binding agreement with Total; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction with Anadarko; the possibility that Occidental may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Anadarko’s operations with those of Occidental; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of Anadarko may be difficult; that Anadarko and Occidental are subject to intense competition and increased competition is expected in the future; general economic conditions that are less favorable than expected. Additional risks that may affect Occidental’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Occidental’s other filings with the U.S. Securities and Exchange Commission (“SEC”). Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this presentation and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.No Offer or SolicitationThis presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.Additional Information and Where to Find ItThis presentation relates to a proposal which Occidental has made for an acquisition of Anadarko. In furtherance of this proposal and subject to future developments, Occidental (and, if a negotiated transaction is agreed, Anadarko) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This presentation is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Occidental and/or Anadarko may file with the SEC in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLEBECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCCIDENTAL, ANADARKO AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Occidental and/or Anadarko, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Occidental free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Occidental (if and when available) will also be made available free of charge by accessing Occidental’s website at www.oxy.com.ParticipantsThis presentation is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Occidental and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Occidental’s executive officers and directors is available in Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, and in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 28, 2019. To the extent holdings of Occidental securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website. http://www.sec.gov.Use of non-GAAP Financial InformationThis presentation includes non-GAAP financial measures. Where available, reconciliations to comparable GAAP financial measures can be found on Occidental's website at www.oxy.com. Occidental is unable to provide a reconciliation of non-GAAP financial measures contained in this presentation that are presented on a forward-looking basis because Occidental is unable, without unreasonable efforts, to estimate and quantify the most directly comparable GAAP components, largely because predicting future operating results is subject to many factors outside of Occidental's control and not readily predictable and that are not part of Occidental's routine operating activities, including various domestic and international economic, regulatory, political and legal factors.Cautionary Note to U.S. InvestorsThe SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. Any reserve estimates provided in this presentation that are not specifically designated as being estimates of proved reserves may include "potential" reserves and/or other estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC’s latest reserve reporting guidelines. U.S. investors are urged to consider closely the oil and gas disclosures in our 2018 Form 10-K and other reports and filings with the SEC. Copies are available from the SEC and through our website, www.oxy.com.

Occidental Petroleum  First Quarter HighlightsFinancial Summary and Guidance Closing Remarks

1Q19 Highlights



Focused on Returns & Cash Flow Generation

- ✓ Returned $800 MM (45% of CFFO before working capital) to shareholders through dividends and share repurchases
- ✓ Continued to deliver sector leading returns; CROCE[1] of 21% and ROCE[1] of 9%

Operational Excellence

- ✓ Oxy delivered 23 of the top 100 wells on a six-month cumulative oil production basis while only drilling 4% of the wells in the Permian[2]
- ✓ New International completion pilots showing positive results with regional potential

Integrated Business

- ✓ Integrated business model continued to drive strong results as evidenced by all three business segments exceeding guidance
- ✓ Advancing Midwest industrial carbon capture (CO_2) opportunities

[1]Year to date annualized; see the reconciliation to comparable GAAP financial measures on our website.
[2]Source: IHS Enerdeq as of 4/17/2019, horizontals with 6 months oil production available since September 2017 and laterals >500 ft

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2018 Return On Capital and Return Of Capital OXY  -5%  0%  5%  10%  15%  20%  12%  14%  16%  18%  ROCE (%)  8% 10%Total Yield1 (%)  0% 2% 4% 6%1Total Yield = (Dividend + Repurchase) / Market Capitalization on December 31, 20182See the reconciliation to comparable GAAP financial measures on our website.Note: Bubble Size represents Distribution = (Dividend + Repurchase) / OCF Note: Peers Include: APA, APC, CNQ, COP, CVX, EOG, HES, MRO, TOT, XOM  Returned $3.6 B to shareholders in 2018, including $1.3 B of share repurchasesSince 2002, returned $34 B of Total Capital through 1Q19Sector leading returns, achieved 14% ROCE and 27% CROCE in 20182

1Q19 Permian Highlights

Permian Execution Excellence

Subsurface Technical Excellence	Basin-leading Wells
Operational Efficiency & Speed	D&C Outperformance
Logistics & Strategic Relationships	Aventine Logistics Hub
Infrastructure Investment	Leader in Water Recycling
Production Transport & Realizations	Secure Takeaway & Export Capacity
Enhanced Oil Recovery	Unconventional & CCUS Leadership

Permian Resources

- Well productivity outperforming peer average by over 45% across the Delaware Basin
- Implementing new facility design resulting in 60% fewer tanks, emissions reduction, and >30% cost improvement
- TX Delaware 26% drill days improvement and 34% frac days improvement from 2018 to 2019
- Subsurface characterization driving successful appraisal and development results in five New Mexico benches
- Completed delineation of Hoban – Wolfcamp A co-development in TX Delaware
- Anticipating start of sectional EOR program in TX Delaware

Permian EOR

- Strong production results from base surveillance programs
- Progressing CO_2 pilots for future anthropogenic CO_2 potential

OXY

6

Occidental Petroleum  First Quarter Highlights Financial Summary and Guidance Closing Remarks

1Q19 Results

Reported diluted EPS	$0.84
Core diluted EPS	$0.84
1Q19 CFFO before working capital	$1.8 B
1Q19 capital expenditures	$1.3 B
Dividend payments	$0.6 B
Share repurchases	$0.2 B
Cash balance as of 03/31/19	$1.8 B
Total reported production (Boed)	719,000
Total Permian Resources production (Boed)	261,000

1Q19 Actual versus Guidance Midpoint Reconciliation	Boed
• Permian Resources execution and well productivity	+2,500
• Permian EOR production outperformance	+3,000
• International:	
> New completions designs lead to strong new well performance	+2,000
> Al Hosn maintenance timing	+2,000

Note: See the reconciliations to comparable GAAP financial measures on our website

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2019 Guidance Oil & Gas Segment FY 2019E Production > Total production of 715 - 730 Mboed > Permian Resources production of 278 - 288 Mboed > International production of 278 - 283 Mboed2Q19E Production > Total production of 723 - 735 Mboed > Permian Resources production of 274 - 282 Mboed > International production of 291 - 293 MboedInternational production is estimated at Brent 2019 calendar strip as of 5/3/2019Production Costs – FY 2019EDomestic Oil & Gas: ~$11.00 / boe  DD&A – FY 2019E  Midstream  OxyChem  Corporate  Exploration Expense ~$30 MM in 2Q19E ~$130 MM in FY 2019EOil & Gas: ~$13.50 / boe OxyChem and Midstream: $700 MM$300 - $375 MM pre-tax income in 2Q19E > Midland - MEH spread of $8.50 - $10.00 / Bbl~$200 MM pre-tax income in 2Q19E $925 - $950 MM pre-tax income in FY 2019 EFY 2019 E Domestic tax rate: 21% FY 2019E International tax rate: 45% Interest expense of $90 MM in 2Q19E

Occidental Petroleum First Quarter Highlights Financial Summary and Guidance Closing Remarks

Appendix Contents Financial Information Executive Compensation Oil and Gas Updates

Cash Flow Sensitivities in 2Q19

Oil & Gas

- Annualized cash flow changes ~$130 MM per ~$1.00 / bbl change in oil prices
  - > ~$100 MM per ~$1.00 / bbl change in WTI prices
  - > ~$30 MM per ~$1.00 / bbl change in Brent prices
- Annualized cash flow changes ~$35 MM per ~$0.50 / Mmbtu change in natural gas prices
- Annualized production changes 800 – 1,000 Boed per ~$1.00 / bbl change in Brent prices

OxyChem

- Annualized cash flow changes ~$30 MM per ~$10 / ton change in realized caustic soda prices

Midstream

- Annualized cash flow changes ~$45 MM per ~$0.25 / bbl change in Midland to MEH spread
  - > ~35 day lag due to trade month

OXY

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2019 Cash Flow and Cash Balance Reconciliation Beginning Cash Balance 01/01/19 CFFO Before Working Capital  Dividends  Share Repurchases Capital Expenditures  Working Capital / Other  Ending Cash Balance 03/31/19  $1.8  ($0.2)  $1.8  $3.0  ($1.3)  ($0.6)  ($0.9)  $ B

Appendix Contents Financial Information Executive Compensation Oil and Gas Updates

CEO TARGET DIRECT COMPENSATION MIX


10%
Fixed Pay
25% Cash
10%
15%
34%
19%
22%
75% Stock Awards
90%
Variable, or
"At Risk," Pay

Stock-based Compensation
- Total Shareholder Return (TSR) Award
- Cash Return on Capital Employed (CROCE)[1] Award
- Restricted Stock Unit (RSU) Award

Cash Compensation
- Annual Cash Incentive
- Base Salary

2019 Changes to Annual Cash Incentive
Sustainability made as a stand-alone key corporate objective and increased weight from 3% to 10% of target company performance

Executive Compensation Program Objectives

- Align with shareholder interests
- Preserve performance accountability
- Build long-term share ownership
- Provide consistent retention incentive
- Straightforward and transparent
- Match or exceed governance standards

OXY

[1]CROCE defined as (Net Income + DD&A + After-tax Interest Expense) / Average (Total Debt + Total Equity)

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Appendix Contents  Financial Information Executive Compensation Oil and Gas Updates

Core Development Areas Delivering Impressive Results – Greater Sand Dunes

Cumulative Production (Mboe)

Greater Sand Dunes Bone Spring - 10K wells



400
300
200
100
0
30
60
90
120
150
180
Days Online
2018
52 Wells ~9,950'
2019
22 Wells ~10,000'
~45% Better Than the Average New Mexico Operator[2]
~9,800'

Peak 30 Day Production (Boed)

Greater Sand Dunes Bone Spring - 10K wells



1Q19
22 wells
4,350
2018
52 wells
3,499

Subsurface Characterization is Driving Basin Leading Results

- Subsurface characterization mitigating parent-child effect and preserving well performance
  - > 96% of Bone Spring development wells online YTD have an offset producing well
- 3D seismic to map geomechanical flow units and optimize landing
- Continued basin leading development Bone Spring results:
  - > 1Q 23 Wells Online ~9,802 ft
  - > 1Q Avg IP 24 = 5,595 Boed[1]
  - > 1Q Avg IP 30 = 4,239 Boed[1]
- Avalon/1st Bone Spring/Wolfcamp A appraisal results:
  - > 5 Wells Online ~9,696 ft
  - > Avg IP 30 = 2,929 Boed

[1] Three stream production results

[2] Peer data sourced from IHS Performance Evaluator and represents an average of Peers with greater than two wells online in 2018 for New Mexico Bone Spring wells with a lateral length greater than 9,500 ft

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Core Development Areas Delivering Impressive Results – Barilla Draw

Cumulative Production (Mboe)

Barilla Draw Wolfcamp A & Hoban - 10K wells



300
200
100
-
2018
21 Wells ~10,100'
2019
11 Wells ~10,100'
~50% Better Than the Average TX Delaware Operator[2] ~10,000'
0
30
60
90
120
150
180
Days Online

Peak 30 Day Production (Boed)

Barilla Draw Wolfcamp A & Hoban - 10K wells



1Q19
Development - 2 wells
2,989
Delineation[3] - 9 wells
2,539
2018
21 wells
2,881

Scalable Performance Improvements Increasing Asset Value

- New well design and subsurface characterization improving well results
  - > Landing optimization based on seismic
  - > Increased completion effectiveness through higher pump rates and improved sand placement
- Large contiguous acreage position with large inventory
- Multi-bench development utilizes existing infrastructure
- Drilled 10K well in Oxy record of 15 days
- Improvements generating peer-leading results in Southern Delaware
  - > 1Q 12 Wells Online ~9,638 ft
  - > 1Q Avg IP 24 = 3,283 Boed[1]
  - > 1Q Avg IP 30 = 2,578 Boed[1]
- 100% of wells online YTD have an offset producing well

[1] Three stream production results
[2] Peer data sourced from IHS Performance Evaluator and represents an average of Peers with greater than two wells online in 2018 for Wolfcamp oil wells in Texas Delaware with a lateral length greater than 9,500 ft
[3] Delineation and Co-Development of the Hoban and Wolfcamp A

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0  50  100  150  200  250  0  180  Permian Resources Hz Unconventional Well Performance  Continuous Improvement in Permian Resources Well Performance  Subsurface Characterization Data Analytics Innovative Well Designs Oxy Drilling DynamicsFocused Development  2015  2016  2017  2018  147% Improvement since 2015 25% Improvement from 2017 to 2018  Note: Data includes all horizontal Permian unconventional wells online in each year  Cumulative Mboe  90 Days

Jeff Alvarez Vice President - Investor Relations 713.215.7864 | jeff_alvarez@oxy.com  Neil Backhouse Director - Investor Relations 713.366.5604 | neil_backhouse@oxy.com